Exhibit 12.1
Quicksilver Gas Services LP
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Six Months
	Ended June 30,		Year Ended December 31,
	2009		2008		2007		2006		2005		2004 *
Earnings:
Income before taxes	$17,057		$26,669		$8,569		$2,556		$1,553		$2,585
Capitalized interest	(310)		(1,806)		—		—		—		—
Fixed charges	6,038		12,106		4,888		329		225		1

Earnings	$22,785		$36,969		$13,457		$2,885		$1,778		$2,586

Fixed Charges:
Interest expense	$5,686		$10,177		$4,647		$—		$—		$—
Interest capitalized	310		1,806		—		—		—		—
Estimated interest factor of rental expense	42		123		241		329		225		1

Fixed Charges	$6,038		$12,106		$4,888		$329		$225		$1

Ratio of Earnings to Fixed Charges	3.8	x	3.1	x	2.8	x	8.8	x	7.9	x	2.586	x

*	Period from January 21, 2004 (Inception) to December 31, 2004